Exhibit 21.1

Subsidiaries of CasaBlanca Resorts

Registrant	State of Incorporation/Organization

Virgin River Casino Corporation
(a) Casablanca Resorts, LLC (doing business as the Oasis Hotel & Casino)	Nevada

RBG, LLC
None

B & B B, Inc.
None

Casablanca Resorts, LLC
(a) Oasis Interval Ownership, LLC	Nevada
(b) Oasis Interval Management, LLC	Nevada
(c) Oasis Recreational Properties, Inc.	Nevada